SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the month of June, 1999

                            Talisman Enterprises Inc.
                           --------------------------
                           (Exact name of Registrant)

           2330 Southfield Road, Mississauga, Ontario, Canada L5N 2W8
          -------------------------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X              Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __                     No  X

                            TALISMAN ENTERPRISES INC.

     On May 31, 1999, the Company filed its unaudited financial statements for the period ended March 31, 1999 with the Ontario Securities Commission. The financial statements are filed as an exhibit to this Form 6-K.

     Exhibit 1. Financial Statements for the Period Ended March 31, 1999

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       TALISMAN ENTERPRISES INC.

                                                                By:/s/James Ogle
Date: June 7, 1999                                         James Ogle, President

                            TALISMAN ENTERPRISES INC.
                       (formerly Firesand Resources Ltd.)


              UNAUDITED CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                       FOR THE 3 MONTHS ENDED MARCH, 1999



                                                3 MONTHS  1999     3 MONTHS 1998


Revenues ...................................      $    43,589       $   371,433
Operating expenses .........................      $   387,551       $   273,701
Gross profit ...............................      $  (343,962)      $    97,732




Expenses
Selling, general and administrative ........      $   491,300       $   400,939
Amortization ...............................      $   125,918       $   116,946
Interest on long-term debt .................      $    13,598       $     8,399
                                                  $   630,816       $   526,284


Loss for the period ........................      $  (974,778)      $  (428,552)



Deficit, beginning of period ...............      $(4,791,914)      $(1,381,784)
Deficit, end of period .....................      $(5,766,692)      $(1,810,336)



Loss per share .............................      (.94 cents)       (.83 cents)




     FULL DISCLOSURE OF ACCOUNTING PRINCIPLES IS OUTLINED IN THE DECEMBER 31, 1998 CONSOLIDATED FINANCIAL STATEMENTS

                            TALISMAN ENTERPRISES INC.
                       (formerly Firesand Resources Ltd.)

                  UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
                       FOR THE 3 MONTHS ENDED MARCH, 1998

                                                  3 MONTHS 1999      3 MONTHS  1998

Operating Activities
Loss for period ..............................     $  (974,778)     $  (428,552)
Charges to Income not affecting cash-
Depreciation .................................     $   125,916      $   116,946
                                                   -----------      -----------
                                                   $  (848,862)     $  (311,606)

Change in non-cash working
capital items ................................     $  (547,212)     $  (170,177)
                                                   -----------      -----------
                                                   $(1,396,074)     $  (481,783)

Cash used in operating activities
Investing Activities
Capital assets ...............................     $  (341,027)     $    24,987
Deferred Charges .............................     $  (402,491)     $         0
Other assets .................................     $    30,001      $     3,640
                                                   -----------      -----------

Cash provided by investing activities ........     $  (713,517)     $   (28,627)
Financing Activities
Long-term debt
Repayment of long-term debt ..................     $   (37,500)     $   (25,000)
Repayment of note payable ....................     $                $  (114,545)
proceeds of note payable .....................     $                $    30,000
Issue of Convertible Promissory Note .........     $ 3,207,055
Issue of Common Shares .......................      __________      $   126,670
                                                                    -----------
Cash provided by financing ...................     $ 3,169,555      $    17,125

Increase(decrease) in cash ...................     $ 1,059,964      $  (436,031)
cash beginning of period .....................     $  (622,845)     $    38,250
                                                   -----------      -----------
Cash, end of period ..........................     $  (437,119)     $  (397,781)
                                                   ===========      ===========


     FULL DISCLOSURE OF ACCOUNTING PRINCIPLES IS OUTLINED IN THE DECEMBER 31, 1998 CONSOLIDATED FINANCIAL STATEMENTS